SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

MARCH 31, 2023 AND 2022

INDEPENDENT AUDITOR'S REPORT – March 31, 2023

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  MARCH 31, 2023 AND 2022:

Independent Auditors' Report

To the Board of Directors
Saleen Automotive, Inc.
Corona, California

Opinion

We have audited the consolidated financial statements of Saleen Automotive, Inc., which comprise the balance sheets as of March 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Saleen Automotive, Inc. as of March 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saleen Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saleen Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saleen Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2024
Los Angeles, California

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2023	2022
ASSETS		
Current assets:		
Cash	$ 37,173	$ 2,958
Accounts receivable, net	216,064	48,148
Inventories	7,448,740	7,219,333
Prepaid expenses and other current assets	925,916	1,041,286
Deferred offering costs	-	98,390
Total current assets	8,627,893	8,410,115
Property and equipment, net	921,910	1,226,679
Intangible assets, net	1,482,304	1,482,304
Repossessed assets - prototype cars	1,733,902	1,733,902
Right of use assets	2,623,945	3,019,530
Deposits	125,000	125,000
Other assets	70,985	234,280
Total assets	$ 15,585,939	$ 16,231,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,334,158	$ 2,131,332
Accrued liabilities	4,299,899	4,175,311
Due to related party	145,598	190,698
Deferred revenue	1,968,336	1,291,677
Long-term debt due within one year	2,347,604	856,436
Lease liability, current portion, net	448,498	1,492,714
Total current liabilities	10,544,093	10,138,168
Long-term debt, net of current	2,145,001	1,394,111
Lease liability, net of current portion	2,434,226	2,882,725
Deferred tax liabilities, net	110,614	82,960
Total liabilities	15,233,933	14,497,964
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of both March 31, 2023 and 2022	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 25,359,573 and 25,203,623 shares issued and outstanding as of March 31, 2023 and 2022, respectively	25,360	25,204
Additional paid-in capital	37,326,735	37,267,533
Accumulated deficit	(37,000,089)	(35,558,891)
Total stockholders' equity	352,006	1,733,846
Total liabilities and stockholders' equity	$ 15,585,939	$ 16,231,810

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,	
	2023	**2022**
Revenues:		
Products	$ 4,082,498	$ 3,137,168
Services	147,562	22,711
Royalty revenue	152,698	170,096
Total revenues	4,382,758	3,329,975
Cost of revenues:		
Products	4,695,007	3,652,013
Services	1,350	5,516
Total cost of revenues	4,696,357	3,657,529
Gross profit (loss)	(313,599)	(327,554)
Operating expenses:		
Selling, general and administrative	2,575,074	3,963,692
Research and development	822,331	308,568
Total operating expenses	3,397,405	4,272,260
Loss from operations	(3,711,004)	(4,599,814)
Other income (expense):		
Gain on forgiveness of debt and other liabilities	2,229,815	-
Interest expense	(133,205)	(83,562)
Recovery of bad debt paid by assets	-	2,514,827
Gain on additional recoveries on repossession of collateral on receivables	-	7,104,634
Other income	200,850	5,525
Total other income	2,297,460	9,541,424
Provision for income taxes (benefit)	27,653	192,917
Net income (loss)	$ (1,441,198)	$ 4,748,693
Weighted average common shares outstanding -		
Basic	25,389,591	25,010,018
Diluted	25,389,591	29,462,181
Net income (loss) per common share -		
Basic	$ (0.06)	$ 0.19
Diluted	$ (0.06)	$ 0.16

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at March 31, 2021	667	$ -	24,536,963	$ 24,537	$ 36,407,490	$ (40,307,584)	$ (3,875,557)
Conversion of prefered stock into common stock	(667)	-	666,660	667	(667)	-	-
Issuance of warrants	-	-	-	-	860,710	-	860,710
Net income	-	-	-	-	-	4,748,693	4,748,693
Balances at March 31, 2022	-	-	25,203,623	25,204	37,267,533	(35,558,891)	1,733,846
Issuance of common stock pursuant to Regulation A+ offering, net of offering costs	-	-	155,950	156	59,202	-	59,358
Net loss	-	-	-	-	-	(1,441,198)	(1,441,198)
Balances at March 31, 2023	-	$ -	25,359,573	$ 25,360	$ 37,326,735	$ (37,000,089)	$ 352,006

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
	2023	2022
Cash flows from operating activities:		
Net income (loss)	$ (1,441,198)	$ 4,748,693
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	312,918	326,079
Gain on forgiveness of debt and other liabilities	(2,229,815)	-
Bad debt expense	88,254	-
Non-cash lease expense	395,585	360,038
Loan fee	-	10,000
Amortization of loan fee	-	(10,000)
Recovery of bad debt paid by assets	-	(2,514,827)
Gain on additional recoveries of repossession of collateral on receivables	-	(7,104,634)
Changes in operating assets and liabilities:		
Accounts receivable	(379,669)	144,818
Inventories	(229,406)	315,834
Deposits	-	(125,000)
Prepaid expenses and other assets	278,665	13,577
Accounts payable	1,603,774	577,623
Accrued liabilities	942,874	1,362,185
Deferred revenue	676,660	349,809
Operating lease liabilities	(1,492,714)	369,019
Other and deferred tax liabilities	27,653	27,653
Net cash used in operating activities	(1,446,419)	(1,149,132)
Cash flows from investing activities:		
Purchase of property and equipment	(8,150)	(1,224)
Net cash used in investing activities	(8,150)	(1,224)
Cash flows from financing activities:		
Proceeds from related party loan	23,900	137,900
Repayment to related party, net	(69,000)	-
Proceeds from long-term debt	1,536,500	710,000
Repayments of long-term debt	(160,364)	-
Proceeds from issuance of common stock, net of offering costs	59,358	-
Deferred offering costs	98,390	(98,390)
Net cash provided by financing activities	1,488,784	749,510
Net change in cash and cash equivalents	34,215	(400,846)
Cash and cash equivalents at beginning of year	2,958	403,804
Cash and cash equivalents at end of year	$ 37,173	$ 2,958
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash received for income taxes, net	$ -	$ -
Supplemental disclosure of non-cash activities:		
Gain on settlement of debt	$ 994,740	$ -
Gain on settlement of accounts payable	$ 416,790	$ -
Gain on settlement of accrued liabilities	$ 818,286	$ -
Reclassification of accounts payable to debt	$ 1,980,032	$ -
Recovery of property and equipment, net	$ -	$ 543,659
Recovery of inventories	$ -	$ 7,341,900
Recovery of repossessed assets - prototype cars	$ -	$ 1,733,902
Issuance of warrants included in prepaid expenses	$ -	$ 860,710
Settlement of legal fees through issuance of promissory note	$ -	$ 150,000
Reclassification of accrued litigation to promissory note	$ -	$ 180,000
Reclassification from accrued liabilities to accounts payable	$ -	$ 110,702
Unpaid prepaid expense	$ -	$ 125,000

See Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Overview

Description of Business

Saleen Automotive Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior modifications to set them apart from their counterparts. All Saleen models are tested and tuned at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 12, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company (together, the "Saleen Entities"). The merger closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2023 and 2022.

Asset Acquisition

On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of a cash consideration of $800,000 and the elimination of an $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

Going Concern

During fiscal years 2023 and 2022, the Company recorded net loss of $1,441,198 and a net income of $4,748,693, respectively, however in 2022 the net income was attributable to a non-cash gain of $9,619,461 from the recovery of bad debt paid assets and gain on additional recoveries on repossession of collateral on receivables from JSAT (see Note 4). During fiscal years 2023 and 2022, loss from operations was $3,711,004 and $4,599,814, respectively. During fiscal years 2023 and 2022, net cash used in operating activities was $1,446,418 and $1,149,132, respectively. As of March 31, 2023, the Company had limited cash of $37,173 and a working capital deficit of $1,916,201. The Company

is in default on various debt obligations, including secured debts as of March 31, 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

During the assessment of the Company's ability to continue as a going concern, management identified the conditions and events necessary for profitable operations, extending the evaluation period beyond the current year end, to a reasonable period of time. The Company may need to raise capital to meet its debt service obligations and to fund its working capital needs. The Company continues to explore and evaluate opportunities to raise capital, including through equity financing, alternative sources of debt, and strategic transactions. To accomplish this, the Company has engaged investment advisors, brokers, and other third parties. However, none of these potential sources of capital are currently assured. Taking into consideration the Company's current operation's inability to generate sufficient cash flows to meet its obligations, and dependence on Ford Motor Company for base model vehicles, the Company's management has concluded it cannot with certainty determine if its actions will mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in the cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable considerations which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration to which the Company expect to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000-mile new vehicle limited warranty for certain products. This vehicle's limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations. Advertising expenses were $353,857 and $186,414 for fiscal years 2023 and 2022, respectively, which are included in selling, general and administrative expenses in statements of operations.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyses future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of provision for income taxes in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is stated at cost, which approximates fair value. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2023 and 2022, the Company's cash in bank balances did not exceed federally insured limits.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheet. Bank overdrafts were $98,128 and $100,954 as of March 31, 2023 and 2022, respectively.

Fair Value Measurements

The Company account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company have the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

 ● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

 ● Level 3 – inputs are generally unobservable inputs for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying value of the SBA Loan as of March 31, 2023, approximate fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair value that approximates their carrying value.

Income (loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended:

	Year Ended March 31,	
	2023	2022
Numerator: Net income (loss)	$ (1,441,198)	$ 4,748,693
Denominator: Weighted average common shares outstanding- basic	25,389,591	25,010,018
Denominator: Weighted average common shares outstanding- diluted	25,389,591	29,462,181
Net income (loss) per share - basic	$ (0.06)	$ 0.19
Net income (loss) per share - diluted	$ (0.06)	$ 0.16

The following table sets forth the a) the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2023 and b) the dilutive items included in the weighted average common shares – diluted amount above as of March 31, 2022:

	March 31,	
	2023	2022
Convertible note	2,329,941	2,229,941
Warrants	2,222,222	2,222,222
	4,552,163	4,452,163

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make the required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2021, the allowance for doubtful accounts was $2,514,827, all of which relate to the receivable from JSAT that was fully reserved. In 2022, the Company recovered $2,514,827 of the previous bad debt as per its settlement with JSAT (see Note 4), which was recorded as other income in the consolidated statements of operations. There was no allowance for doubtful accounts as of March 31, 2023 and 2022.

Inventories

Inventories are valued at the lower cost or the net realizable value. Cost is determined on an average cost basis which approximates actual cost on a first-in, first-out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The trade name acquired has been assigned an indefinite life as management currently anticipates that the trade names will contribute cash flows to the Company indefinitely.

Indefinite-lived intangible assets are reviewed at least annually for impairment. In management's evaluation of indefinite-lived assets, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the qualitative assessment is not conclusive, the Company proceeds to test indefinite-lived intangible assets for impairment, including comparing the fair value to the carrying value. Fair value determined based upon estimated discounted future cash flows. Based on management's assessment, the Company believes there was no impairment of the indefinite-lived intangible assets as of both March 31, 2023 and 2022.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held, and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both March 31, 2023 and 2022.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged as additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2023 and 2022, the Company had capitalized $0 and $98,390, respectively, in deferred offering costs.

Recently Adopted Accounting Standards

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This standard establishes an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses is to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on April 1, 2022 and the adoption did not have a material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* (Topic 842), as amended ("ASC842"), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The Company adopted ASC 842 effective April 1,2019, using a modified retrospective transition method, under which the amounts in prior periods presented were not restated. As permitted under the transition guidance, the Company carried forward the assessment of whether its contracts contain or are leases, classification of its leases, and remaining lease terms. The Company also used hindsight in determining lease terms. Upon adoption, the Company recorded $4,013,490 of right-of-use ("ROU") assets and $4,115,478 of lease liabilities on the Company's consolidated balance sheet.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope with the exception for contracts in an entity's own equity, and also improves and amends the related earnings per share guidance for both Subtopics. The ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. Management does not expect material impacts from this ASU on the Company's consolidated financial statements.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Service Revenue from Saleen S1

The Company provided engineering, design, and development services to JSAT under a Consulting Agreement entered in September 2016 and a Saleen Engineering Services Agreement ("Engineering Service Agreement") entered into in April 2018. Under the Engineering Services Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 and a sports utility vehicles to be distributed in the United States and China. The Company entered two addendums to the Engineering Services Agreement, one dated September 29, 2019 (the "September Addendum") and the other dated December 20, 2019 (the "December Addendum"). The September Addendum increased the scope of the contract, price and added distinct deliverables and performance obligations, and thus, the Company accounted for this contract as a separate and distinct contract. The December Addendum increased the price but did not add any distinct deliverables, and thus, the Company accounted for as a modification of the original contract with the change being accounted for prospectively. The Company expected to complete the engineering, designing, and developing of the Saleen S1 in the fiscal year 2020. Under the terms of the Engineering Services Agreement, as amended, the total contract amount was approximately $31.6 million. An early termination fee based on a percentage of the remaining unbilled contract amount would apply in the event the contract was cancelled by JSAT. See Note 4 for further detail.

The Company also entered a Saleen S1 Cup Vehicle Development and Production Agreement ("Cup Agreement") with JSAT in November 2018, and later amended in May 2019. Based on management's evaluation of this amendment, the amendment clarified the terms of the original Cup Agreement and was accounted for as a modification of the original contract. Under the Cup Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 racing vehicle, including prototype development and assembly of racing vehicles to be used in the S1 Cup Racing Series in the United States and China. The Cup Agreement was to provide aggregate revenues to the Company of $15.6 million.

Disaggregated Revenues

The following table shows disaggregated revenues by major source:

	Year Ended March 31,			
	2023		**2022**	
Signature cars (1)	$	4,068,830	$	2,756,587
Reposessed cars		-		375,000
Other		13,669		5,581
Total		4,082,498		3,137,168
Services				
Other		147,562		22,711
Total		147,562		22,711
Royalty revenue		152,698		170,096
Total revenues	$	4,382,758	$	3,329,975

    (1) Signature cars include Saleen branded Ford Mustangs, Ford trucks and Tesla S vehicles.

Note 4 – JSAT Settlement Agreement

During the fourth quarter of fiscal year 2020, the Company re-evaluated the relationship with JSAT due to their inconsistent payment timing and the fact that the Company and JSAT have placed this agreement on hold. As a result of this revaluation, the Company determined that it was no longer probable that the Company would collect the consideration from JSAT, and therefore, the related receivable from JSAT was reserved as of March 31, 2020. As of March 31, 2021, the allowance for doubtful accounts pertaining to JSAT was $2,514,827, which was recovered in the year ended March 31, 2022 (see below).

In April 2020, the Company secured consent to lien the S1 cars and related tangible and intangible assets. Per the Engineering Services Agreement noted in Note 3, if JSAT defaulted in paying the outstanding invoice, the Company was entitled to take title and ownership of these S1 cars and related tangible and intangible assets.

In April 2021, the S1 cars and related assets were received by the Company. The details of the assets received pursuant to the settlement agreement are as follows:

Inventories	$	7,341,900
Property and equipment, net		543,659
Repossessed assets - prototype cars		1,733,902
Total	$	9,619,461

Per consolidated statement of operations		
Recovery of bad debt paid by assets	$	2,514,827
Gain on additional recoveries of repossession of collateral on receivables		7,104,634
Total	$	9,619,461

The Company received 24 S1 cars, 2 of which are still in China, and 5 prototype cars, as well as spare automobile parts and tooling equipment. The Company also received intangible assets consisting of patents and trademarks, however the value of the intangible assets is indeterminable and thus the Company recorded no value in the consolidated financial statements.

Note 5 – Consolidated Financial Statements Details

The following tables show the Company's consolidated financial statement details as of March 31, 2023 and 2022:

Inventories

	March 31,	
	2023	**2022**
Automobile parts	$ 1,625,725	$1,832,740
Finished goods - S1 cars	5,645,962	5,373,235
Work-in-progress	13,358	13,358
Automobile parts held at third party	163,695	-
Total	$ 7,448,740	$7,219,333

In fiscal year 2022, pursuant to the JSAT settlement (see Note 4), the Company received an aggregate of $7,341,900 in inventories, including $5,645,963 in finished goods and $1,695,937 in automobile parts.

Property and Equipment, Net

	March 31,	
	2023	**2022**
Leasehold improvements - office	$ 142,091	$ 142,091
Machinery and equipment	2,239,305	2,236,132
Museum collection automobiles	286,412	281,412
Other automobiles	237,355	237,355
Furniture and fixtures	156,711	156,711
Computer and software	91,629	91,629
Total	3,153,503	3,145,330
Less: Accumulated depreciation	(2,231,593)	(1,918,651)
Property and equipment, net	$ 921,910	$ 1,226,679

In fiscal year 2022, pursuant to the JSAT settlement (see Note 4), the Company received $543,659 in machinery and equipment.

Depreciation and amortization expenses for the years ended March 31, 2023 and 2022 amounted to $312,918 and $326,079, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,	
	2023	**2022**
Accrued expenses	$ 196,341	$ 479,525
Accrued compensation	2,958,042	2,633,773
Income taxes payable	1,145,516	1,062,013
Total accrued liabilities	$ 4,299,899	$ 4,175,311

Significant Concentrations

For fiscal year 2023, revenues from two product customers represented 17% and 8% of total revenue, respectively. For fiscal year 2022, revenues from two product customers represented 14% and 11% of total revenue, respectively.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and Tesla and generally receive the base vehicle platforms directly from their dealers. The Company entered into sourcing agreements with individual car dealerships but does not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 6 – Debt

Our debt consisted of the following:

	As of and for the year ended March 31,					
	2023			**2022**		
	Principal	**Accrued interest**	**Interest expense**	**Principal**	**Accrued interest**	**Interest expense**
Paycheck protection program loan, due February 2026	$ -	$ -	$ 5,953	$ 894,111	$ 9,676	$ 8,941
Small business administration loan	2,000,000	66,986	73,151	500,000	13,479	10,012
W Net Fund I loan - related party	187,636	-	34,951	350,000	31,185	31,185
Certitude Trust - related party, Promissory note due July 2022	150,000	10,956	9,000	150,000	1,956	1,956
Unsecured convertible note, past due	100,000	63,096	7,000	100,000	56,096	7,000
IndustryStar Solutions, LLC due April 2022	-	-	3,150	180,000	11,530	11,530
RexCo Forbearance, due on demand	1,693,981	14,806	-	58,753	14,806	2,938
Manderson note	104,103	-	-	-	-	-
Race Crafters Manufacturing note	200,000	-	-	-	-	-
Other	56,884	-	-	17,683	-	10,000
Total	4,492,604	155,844	133,205	2,250,547	138,728	83,562
Less: Long-term debt due within one year	2,347,604	-	-	856,436	-	-
Long-term debt	$ 2,145,000	$ 155,844	$ 133,205	$ 1,394,111	$ 138,728	$ 83,562

2021 Paycheck Protection Program Loan

On February 25, 2021, the Company entered into the 2021 PPP Loan with a principal amount of $894,111 through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The 2021 PPP Loan bears interest at 1.0% per annum and matures on February 25, 2026 with the interest and principal payments deferred to the date that SBA remits the borrower's loan forgiveness amount to the lender. The amount borrowed under the 2021 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by the Company during the 24-week period beginning on the date the Company received the proceeds. The 2021 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2021 PPP Loan. In November 2022, the full amount principal outstanding of $894,111 and accrued interest of $15,629 was forgiven resulting in a gain of $909,740 included in other income, net in the consolidated statements of operations. Non-cash financing activities involving debt resulted in a gain on forgiveness of debt of $909,740 for fiscal year 2023.

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first eleven months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company expects to pay installments on the principal and interest of $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

On April 7, 2022, the Company further amended its loan with the SBA to increase the principal amount of the loan to $2,000,000 (the "Amended SBA Loan"). The Company expects to pay installments on the principal and interest of

$9,822.00 monthly, will begin twenty-four months from the date of the original note. The balance of principal and interest will be payable thirty years from the date of the original note. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable thirty years from the date of the original note or August 18, 2050.

The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Unsecured Convertible Note

As of March 31, 2023 and 2022, there was an unsecured convertible promissory note the Company entered on March 28, 2014 ("Convertible Note"). The Convertible Note bears interest at 7.0% per annum, was due on March 28, 2017, and is currently in default. The Convertible Note currently will convert at the lesser of $0.07 or 70% of the average of the Company's stock price over a specified period of time if it were publicly traded. The Company is currently in the process of settling the Convertible Note by conversion.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021, and therefore is in default. The W-Net Note is secured by automobiles as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement. The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan. During the fiscal year 2023, the Company made repayments of $105,000 and recorded forgiveness of $123,500.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust ("Certitude Note") in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and is due on July 13, 2022, or upon completion of an equity financing during fiscal year 2022, whichever is sooner. The Certitude Note is currently in default.

Industry Star Solutions

On April 20, 2021, the Company issued a promissory note in the amount of $180,000 to Industry Star Solutions, LLC ("Industry Star Note"). The note was issued as a non-cash reclassification from accrued liabilities. The Industry Star Note bears interest at 7% per annum and is due on April 20, 2022. The Industry Star Note is currently in default. In June 2022, the Company negotiated a settlement agreement with Industry Star. In June 2022, the Company negotiated a settlement and repaid $85,000. The remaining $95,000 was forgiven and the outstanding principal is $0.

Rexco Promissory Note

On June 17, 2016, the Company issued a promissory note in the amount of $389,922 to Larry R. Haupert (Rexco) Promissory Note. The Rexco Note bears interest at 5% per annum and was due on August 16, 2016. The Rexco Note is currently in default.

RexCo Forbearance Note

In fiscal year 2023, the Company negotiated a forbearance term sheet with the landlord of 2735 and 2755 Wardlow, Corona, CA to address past due rents due to the COVID-19 pandemic. As a part of this agreement, the Company acknowledged that as of February 28, 2023, Rexco is owed $1,586,477 in rent an additional $107,504 in late fees according to the Rexco statements and agreed to pledge its Common Stock as collateral for outstanding prior rent. If the Company does not full payment of past due rent by June 30, 2024, the landlord will proceed to enforce the terms of its lease and collect the past due rent by any legal means.

Manderson Promissory Note

On July 25, 2023, the Company reclassified accounts payable of $104,103 to a promissory note in the amount of $104,103. The Company promises to pay the principal amount of $113,590 hereunder, together with interest and all other obligations outstanding. The outstanding principal balance of this note shall be due and payable on December 31, 2023 (the "Maturity Date") or at such earlier time as provided herein. The outstanding principal balance of this Note shall bear interest, in arrears, at a rate per annum equal to 6%, payable in cash in full on the maturity date. Furthermore, upon the occurrence of an event of default as defined in the agreement, the Company will pay interest to the note holder, payable on demand, on the outstanding principal balance of the note and on all unpaid interest from the date of the event of default at a per annum rate equal to the lesser of 12% and the maximum applicable legal rate per annum, calculated based on a 360- day year. The Company recorded a note payable of $104,103 as of March 31, 2023.

Race Crafters Manufacturing Promissory Note

On June 4, 2023, the Company reclassified accounts payable of $190,000 to a promissory note in the amount of $200,000, including $10,000 loss on debt settlement. Payment terms are $5,000 per month for twenty-four months, plus $13,333 per month for 6 months. The Company recorded a note payable of $200,000 as of March 31, 2023.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2023 are as follows:

Fiscal Year	Amount
2024	$2,347,604
2025	60,000
2026	93,384
2027	43,923
2028	45,402
Thereafter	1,902,291
Total	$4,492,604

Note 7 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities. Both leases commenced on February 1, 2018 and expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%. The leases required a total security deposit of $55,000. The Company is responsible for operating expenses, including property taxes, insurance, maintenance and management fees.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total expenses related to lease agreements were $304,788 and $882,874 for the years ended March 31, 2023 and 2022, respectively.

As of March 31, 2023 and 2022, the carrying amount of the operating ROU asset was $2,623,945, net of accumulated amortization of $1,491,533 and $3,019,530, net of accumulated amortization of $1,095,948, each respectively. As of March 31, 2023 and 2022, the carrying amount of the operating lease liabilities was $2,882,725, net of unamortized interest of $784,703 and $4,375,439, net of unamortized interest of $1,094,355.

Supplemental balance sheet information related to leases was as follows:

	March 31,	
	2023	2022
Assets:		
Right of use assets	$ 2,623,945	$ 3,019,530
Lease liabilities:		
Lease liability, current portion	$ 448,498	$ 1,492,714
Operating lease liabilities	2,434,226	2,882,725
Total operating lease liabilities	$ 2,882,725	$ 4,375,439

The following table includes supplemental information:

	March 31,	
	2023	2022
Weighted-average remaining lease term (in years)	4.84	5.84
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2023 are as follows:

Fiscal Year	Operating Leases
2024	$ 716,731
2025	738,232
2026	760,379
2027	783,191
Thereafter	668,894
Total lease payments	3,667,427
Less: imputed interest	(784,703)
Total lease obligations	$ 2,882,725

Note 8 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with the contingency are expensed as incurred. The Company is not currently involved in any legal proceedings that could potentially have a material impact on the consolidated financial statements.

Note 9 – Income Taxes

The following table summarizes the significant differences between statutory rates for the years ended March 31, 2023 and 2022:

	Year Ended March 31,	
	2023	**2022**
Statutory tax rate:		
U.S. federal	21.00%	21.00%
State taxes, net of federal benefit	6.98%	6.98%
Change in valuation allowance	-20.04%	-24.08%
	7.94%	3.90%

The provision for income taxes consisted of the following:

	Year Ended March 31,		
	2023		**2022**
Current			
Federal	$ -	$	164,424
State	-		840
Total current	-		165,264
Deferred			
Federal	20,752		20,752
State	6,901		6,901
Total deferred	27,653		27,653
Provision for income taxes (benefit)	$ 27,653	$	192,917

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	March 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$ 1,151,000	$ 1,150,999
Lease liability	806,690	1,224,405
Other	99,213	99,213
Total deferred tax assets	2,056,903	2,474,618
Less: valuation allowance	(1,322,629)	(1,629,645)
Total deferred tax assets, net	734,274	844,973
Deferred tax liabilities:		
Right of use assets	(734,274)	(844,973)
Intangible assets	(110,613)	(82,960)
Total deferred tax liabilities	(844,888)	(927,934)
Net deferred tax liabilities	$ (110,613)	$ (82,960)

The net deferred tax liability as of March 31, 2023 and 2022 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The recovery of bad debt paid by assets and gain on additional recoveries on repossession of collateral on receivables in 2022 were considered taxable items. The Company utilized net operating loss carryforwards to partially offset these taxable gains.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2023 and 2022, a valuation allowance of $1,322,629 and $1,629,645 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 due to the full valuation allowance on its net deferred tax assets.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to the future realization of available deferred tax assets. As of the fiscal year ended March 31, 2023, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

Internal Revenue Code of 1986, as amended ("IRC") Section 382 ("§382") limits the use of NOL and tax credit carry forwards in certain situations where changes occur in the stock ownership of a company. In general, if the Company experiences a greater than 50% aggregate change in ownership over a three-year period, the Company is subject to an annual limitation under IRC §382 on the utilization of the Company's pre-change NOL carry forwards. California and other states have similar laws. The annual limitation generally is determined by multiplying the value of the Company's stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term exempt rate. Such limitations may result in expiration of a portion of the NOL carry forwards before utilization. The Company has currently recorded an uncertain tax position due to the Company's filing of their March 31, 2020, 2021 and 2022 tax returns which may have used NOL's that should have been limited by §382. The Company has recorded an uncertain tax position liability of $0 and $253,000 as of March 31, 2023 and 2022, respectively on the accompanying balance sheet as a component of accrued liabilities. The uncertain tax position includes accrued interest and penalties of approximately $0 and $70,000 as of March 31, 2023 and 2022, respectively on the accompanying balance sheet as a component of accrued liabilities. As of March 31, 2023, we had approximately (i) $0 of federal NOL carry forwards and (ii) 2,642,924 of state NOL carryforwards, which begin to expire in 2029. In 2023, all federal NOLs were applied against taxable income. As of March 31, 2022, we had (i) $0 of federal NOL carry forwards, of which begin to expire in 2029, and (ii) $2,880,030 of state NOL carry forwards, which begin to expire in 2029. These federal and state NOL carry forwards disclosed do not contain NOLs that may be limited due to §382 which the Company is still in the process of evaluating the potential limitation.

The Company files income tax returns with federal and state jurisdictions. The Company is no longer subject to Internal Revenue Service ("IRS") or state examinations for periods prior to March 31, 2016, although certain carry forward attributes that were generated prior to 2016 may still be adjusted by the IRS.

The Company includes interest and penalties related to uncertain tax positions within the provision for income taxes. As of March 31, 2023, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 10 – Stockholders' Equity/(Deficit)

Preferred Stock

Our authorized capital stock includes 1,000,000 shares of Preferred Stock, with a par value of $0.001 per share.

As of March 31, 2021, there were 666.66 shares of Preferred Stock issued and outstanding. During the year ended March 31, 2022, the holder converted their shares of Preferred Stock into 666,660 shares of Common Stock.\

Common Stock

As of March 31, 2021, the Company had 24,536,963 shares of common stock issued and outstanding. During the year ended March 31, 2022, 666.66 shares of Series B Preferred Stock were converted into 666,660 shares of common stock.

In fiscal year 2023, the Company issued 155,950 shares of Common Stock for gross proceeds of $155,950, or $1.00 per share, as a part of a Regulation A+ offering. The Company received net proceeds of $59,358 after deducting offering costs.

As of March 31, 2023 and 2022, the Company had 25,359,573 and 25,203,623 shares of common stock issued and outstanding, respectively.

Warrants

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Agreement") for Crush Capital to perform certain marketing, branding and production services related to the Company's anticipated Regulation A offering (see Note 13). In connection with the agreement, the Company granted 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants have a term of five years and vested immediately. The Company calculated a fair value of the warrants of $860,710 using the Black-Scholes option pricing model. The services have not yet occurred, and therefore the value of the warrant was included in prepaid expenses and other current assets as of March 31, 2023 and 2022. The weighted-average remaining contractual life of the warrants is 1.5 years as of March 31, 2023.

The following is a summary of warrant activity:

	Warrants	Weighted Average Exercise Price		Instrinsic Value	
Outstanding - March 31, 2021	1,666,663	$	0.62	$	-
Granted	2,222,222		0.10		
Exercised	-		-		
Forfeited	(1,666,663)		0.62		
Outstanding - March 31, 2022	2,222,222	$	0.10	$	844,444
Outstanding - March 31, 2023	2,222,222	$	0.10	$	844,444
Exercisable at March 31, 2022	2,222,222	$	0.10	$	844,444
Exercisable at March 31, 2023	2,222,222	$	0.10	$	844,444

The warrants were valued under the Black-Scholes option pricing model using the following assumptions:

	Year Ended March 31, 2023	Year Ended March 31, 2022
Risk-free interest rate	n/a	0.80%
Expected dividend yield	n/a	0.00%
Expected volatility	n/a	65.00%
Expected life (years)	n/a	2.5
Fair value of underlying common stock	n/a	$ 0.48

Note 11 – Stock-Based Compensation

In December 2021, the Company's Board of Directors approved the 2021 Equity Incentive Plan (the "2021 Plan"), which is administered by the Board of Directors, or a committee thereof (the "Administrator") as set forth in the 2021 Plan. The 2021 Plan provides for the grant of the incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to the Company's employees, directors (including non-employee directors), advisors and consultants. Subject to certain adjustments, as of March 31, 2023, the Company are authorized to issue up to 4,500,000 shares of its common stock pursuant to awards granted under the 2021 Plan. During fiscal years 2023 and 2022, there was no stock option activity, and the Company incurred no stock-based compensation expense.

Grants under the 2013 Plan vest and expire based on periods determined by the Administrator, but in no event can the expiration date be later than 10 years from the date of grant. As of March 31, 2021, there were outstanding stock options to purchase an aggregate of 2,602 shares of common stock with a weighted-average exercise price of $104, weighted-average remaining contractual life of 3.5 years, and insignificant average intrinsic value. During the year ended March 31, 2022, the options were forfeited, and no options remained outstanding. During fiscal years 2023 and 2022, there was no stock option activity, and during fiscal years 2023 and 2022, the Company incurred no stock-based compensation expenses. As of March 31, 2023, the Company had no unearned stock-based compensation. However, the Company expects to grant and recognize stock-based compensation in the future.

Note 12 – Related Party Transactions

Steve Saleen

During fiscal year 2020, we settled total outstanding balance due to Steve Saleen, our founder and chief executive officer, for $0.5 million. Amounts due to Mr. Saleen included advances made to us and accrued compensation. The advances were non-interest bearing, with no formal terms of repayment. As of March 31, 2021, we owed Mr. Saleen $0.3 million for accrued compensation.

Steve Saleen is a party to an Assignment and License Agreement with our Predecessor, dated May 23, 2013, and which was assumed by the Company. Under the Assignment and License Agreement, the Company has a perpetual, irrevocable, royalty-free, worldwide license to use Mr. Saleen's likeness in the creation, engineering, development, production, manufacturing, packaging, promotion, distribution, marketing, sale and racing of electric and other high-performance vehicles, vehicle parts and accessories, and apparel. Excluded from this license are the use of Mr. Saleen's likeness in relation to movies, television programs, plays, scripts, books, articles, video games, computer games, action figures, toys, miniatures, speeches, public appearances, and incidental activities. Under the terms of the Assignment and License Agreement, Mr. Saleen was to receive consideration of 341,943 shares of Super Voting Preferred Stock, issued by the Predecessor, and the right to terminate all licenses for the use of his likeness in the event the Company files a petition for relief under Chapter 7 of the Bankruptcy Code or in the event a petition for relieve is converted to a Chapter 7 proceeding. The Predecessor's Super Voting Preferred Stock was not issued to Mr. Saleen. The Predecessor's board of directors adopted a resolution on July 15, 2021, granting Mr. Saleen a right to additional equity in the Company for the purpose of maintaining his ownership at 22.5% after completion of this Offering if Mr.

Saleen would agree to amend the Assignment and License Agreement to remove the right to terminate the license for use of his likeness. To date, this resolution has not been adopted by the Company.

As of March 31, 2023 and 2022, the Company owed Mr. Saleen $145,598 and $190,698 in loans and $1,069,517 and $634,993 in accrued payroll, all respectively.

S7 Agreement

On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of our principal stockholders., pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to us for an aggregate purchase price of $1.5 million comprised of a cash consideration of $0.8 million and the elimination of an $0.7 million accounts receivable from S7 Supercars. We accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, we manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that we pay S7 Supercars up to four payments of $0.1 million each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, we did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars. During the two months ended May 31, 2019, we recognized revenue from S7 Supercars of $0.5 million.

The Company did not sell any S7s in the fiscal year 2023 and 2022.

Debts

Refer to Note 6 for related party debts.

Note 13 – Subsequent Events

In fiscal year 2024, the Company received gross proceeds of $1,019,131 by issuing 916,903 shares of Common Stock as a part of a Regulation CF offering. In fiscal years 2024 and 2025, the Company received $375,000 in gross proceeds and issued 375,000 shares of Common Stock and received $100,000 in gross proceeds and issued 100,000 shares of Common Stock, respectively. These amounts were raised pursuant to rule 506c of Regulation D.

Management has evaluated all events and transactions that occurred from April 3, 2024 through the date of issuance of these consolidated financial statements.